EXHIBIT 99.3

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company) should be read in conjunction with the consolidated financial statements of the Company and related notes thereto as at and for the years ended December 31, 2021 and 2020. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is March 23, 2022.

SECTION 1: FORWARD-LOOKING STATEMENTS AND RISK FACTORS	2

Forward-looking statements	2
Qualified persons and technical disclosures	4
Impact of COVID-19	4

SECTION 2: BUSINESS OVERVIEW	5

SECTION 3: 2021 HIGHLIGHTS AND SUBSEQUENT EVENTS	6

3.1 Operational highlights	6
3.2 Corporate highlights	7

SECTION 4: PROJECTS OVERVIEW	8

4.1 Quebec	9
4.1.1 Eau Claire	9
4.1.2 ESJV	12
4.2 Nunavut	12
4.2.1 Committee Bay	12
4.2.2 Gibson MacQuoid	13

SECTION 5: REVIEW OF ANNUAL FINANCIAL INFORMATION	14

SECTION 6: REVIEW OF QUARTERLY FINANCIAL INFORMATION	17

SECTION 7: FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES	18

SECTION 8: FINANCIAL RISK SUMMARY	23

SECTION 9: RELATED PARTY BALANCES AND TRANSACTIONS	23

SECTION 10: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	24

SECTION 11: CHANGES IN ACCOUNTING STANDARDS	27

SECTION 12: CONTROLS AND PROCEDURES	30

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

Forward-looking statements and risk factors

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: issues relating to the COVID-19 pandemic, including its potential impacts on the Company’s business and operations; future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration activities, including the success of such exploration activities; the Company’s mineral reserves and mineral resources; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated future production, production guidance and net revenue expectations, anticipated cash flows, costs of production, capital expenditures; realization of unused tax benefits; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made, and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; that financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; production and cost estimates; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s mineral reserve and resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to, risks related to: COVID-19 and other pandemics; fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); the speculative nature of mineral exploration and development; the estimation of mineral reserves and mineral resources, including the realization of mineral reserve estimates; the Company’s ability to obtain addition funding; global financial conditions, including the market reaction to COVID-19; competitive conditions in the exploration and mining industry; environmental risks and remediation measures, including evolving environmental regulations and legislation; the Company’s mineral

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

properties being subject to prior unregistered agreements, transfers or claims and other defects in title; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; health and safety regulations and legislation; changes in laws and regulations; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates; volatility in the price of the Common Shares, and uncertainty and volatility related to stock market prices and conditions; future dilution and fluctuation in the price of the Common Shares; acquisitions, partnerships and joint ventures; disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings; the Company’s limited business history and history of losses, which may continue in the future; general business, economic, competitive, political and social uncertainties; and public health crises such as the COVID-19 pandemic and other uninsurable risks. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2021, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2021, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR at www.sedar.com and with the SEC at www.sec.gov, as applicable.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this MD&A are based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A, uses the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and normally are not permitted to be used in reports and registration statements filed with the SEC. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment (“PEA”) cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the Annual Information Form for a description of certain of the mining terms used in this MD&A.

Qualified persons and technical disclosures

Bryan Atkinson, P. Geol., Senior Vice President, Exploration, and David Rivard, P.Geo Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A. As noted within, the Peruvian exploration projects were distributed to shareholders on October 9, 2020, and as they are not part of the Company at the date of this report, are not included in this disclosure.

Impact of COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Quebec, all on-site employees have participated in the vaccination program and have received both doses and the booster dose. On-site measures are in place to mitigate the potential spread of the COVID-19 virus. These measures include a pre-travel COVID-19 screening questionnaire; a pre-travel COVID-19 PCR testing; and on-site Rapid Testing for COVID-19. Quebec’s COVID-19 relief program ended on April 1, 2021, and all work and reporting requirements are now in force. Following changes made by Public Health Quebec in March 2022 the pre-travel COVID-19 PCR testing and on-site Rapid Testing measures were removed as requirements to travel to site.

Operations in Nunavut for 2021 were subject to COVID-19 protocols and travel restrictions. All travellers required an exemption from the chief public health officer of Nunavut prior to travel into the Territory, either through evidence of double vaccination status or evidence of direct travel to remote regions with no interaction with Nunavut Hamlets or Nunavummiut. At site, the Company implemented certain protocols to ensure safe operations in the Territory including increased cleaning and sanitation; rapid COVID-19 testing; and an isolation facility for symptomatic personnel. Additionally, all workers were required to provide the Company with a completed self-assessment form and evidence of a negative COVID test 48 hours prior to travel to site.

Mining and exploration were deemed essential in British Columbia. Exploration programs in the province were subject to approval of a COVID-19 plan by the Chief Provincial Health Officer.

Aside from additional protocols implemented and minor travel delays due to restrictions, the Company was able to complete its planned goals for 2021. As the situation surrounding COVID-19 develops into 2022, the Company continues to monitor the situation closely and respond appropriately.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

Section 2: Business overview

Fury Gold was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office  is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

Fury Gold Mines is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada. At December 31, 2021, the Company had three principal projects: Eau Claire in Quebec, Committee Bay in Nunavut, and Homestake Ridge in British Columbia. The Eau Claire project is viewed as the Company’s lead asset.

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources Corporation (“Homestake Resources”) in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden with a deemed value under the share purchase agreement of $45,000.   Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022 and Fury Gold acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares currently outstanding and 32.88% of Dolly Varden on a fully diluted basis.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Tim Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

On October 9, 2020, the Company acquired Eastmain Resources Inc. (“Eastmain”), including Eastmain’s principal asset, the 100%-owned Eau Claire gold project located in Eeyou Istchee James Bay, Quebec, by issuing 34,100,000 common shares of the Company to the Eastmain shareholders with a total fair value of $124,169 (the “October 2020 Transaction”). Acquisition costs of $3,029 and the expense of $3,450 arising from 1,570,754 share options and 1,297,591 warrants issued to former Eastmain share option and warrant holders were included in the total purchase price. The key net assets acquired included marketable securities ($1,662) and mineral property interests in Quebec ($125,606), offset by accounts payable and accrued liabilities ($1,203) and a provision for site reclamation and closure ($1,849).

Prior to October 9, 2020, the Company, formerly Auryn Resources Inc. (“Auryn”), also held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya, and Huilacollo projects. These projects were transferred to two new companies, Tier One Silver Inc. and Sombrero Resources Inc. (collectively, the “Spincos”), as part of the arrangement agreement to acquire Eastmain. The transfer was presented as a discontinued operation and comparative figures for the year ended December 31, 2020, have been restated, where applicable.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

Section 3: 2021 highlights and subsequent events

3.1 Operational highlights

In 2021, the Company successfully executed two exploration programs at Eau Claire in Quebec and Committee Bay in Nunavut, drilling a total of approximately 38,000 metres (“m”) during the year. The key exploration discoveries from both the Eau Claire and Committee Bay exploration programs are as follows:

Eau Claire:

■ On February 2, 2022, the Company announced the results for eight drill holes from the Snake Lake prospect one kilometre (“km”) east of the defined resource at the Eau Claire deposit. Significant intercepts include 20.70 grams per tonne (“g/t”) gold over 1.5m in drill hole 21SL-008, 5.16 g/t gold (“Au”) over 2.50m in drill hole 21SL-003, and 7.14 g/t Au over 1.5m in drill hole 21SL-009.

■ On January 26, 2022, the Company announced the identification of 15 new targets at the high-grade Percival prospect at the Eau Claire project. Fifteen robust gold anomalies were identified along a previously unidentified structural orientation through a biogeochemical sampling program, which covered 6.5km of prospective folded stratigraphy.

■ On November 26, 2021, the Company announced results for six core drill holes. The drilling focused on demonstrating the potential to expand the deposit to the west at both the Hinge and Limb target areas. Drill hole 21EC-041 targeted the Hinge zone of the anticline that defines the geometry of the deposit and the interbedded magnesium and iron-rich basaltic units that host the majority of the resource. The drill hole intersected seven zones of mineralization over a 110m drill width, including 3.0m of 9.36 g/t gold, 3.0m of 3.38 g/t gold and 1.5m of 4.94 g/t gold.

■ On August 4, 2021, the Company announced results for eight core drill holes including results from the Company’s deposit drilling and initial results from the western extension targets. Significant intercepts included 1.0m of 12.81 g/t gold and 8.0m of 1.18 g/t gold. Additionally, the Company announced the results of two resource expansion drill holes on the western Limb target, drill results from both holes met the minimum mining width of 2m above the resource cut-off grade of 2.5 g/t gold; and two resource expansion holes targeting the high-grade eastern area of the deposit and outside of the current resource blocks, which have intersected 1.29m of 14.27 g/t and 1.33m of 9.37 g/t gold.

■ On May 25, 2021, the Company announced that drill hole 21EC-022 had intersected 23.27 g/t gold over 7.09m in the southeast margin of the defined resource representing the fifth best result drilled, in terms of grade and width, from over 900 holes drilled at Eau Claire to date.

■ On May 18, 2021, the Company announced the results from four out of five drill holes into the Snake Lake structure. Drill hole 21EC-018 intersected 94.1 g/t gold over 0.5m extending high-grade mineralization 840m down dip and drill hole 21SL-001 intersected 7.51 g/t gold over 2m, representing a 150m step-out from historical high-grade drill holes. In addition, a new mineralized horizon between the Eau Claire and Snake Lake structures was identified in the volcanic package where intervals of 19.6 g/t gold over 0.5m and 2.85 g/t gold over 5m (21SL-001) were intersected.

■ On April 20, 2021, the Company announced additional results from its 25,000m resource expansion drill program at the Eau Claire deposit Highlights from the eastern edge of the resource include 3m of 8.87 grams per tonne gold and 1m of 59.3 g/t gold in drill hole 21EC-013.

■ On March 30, 2021, the Company announced results from three additional exploration drill holes targeting a 550m to 660m extension from the known resource. Drill hole 21EC-007 intercepted 1.0m of 15.3 g/t gold and drill hole 21EC-010 intercepted 1.5m of 8.8 g/t gold.

■ On March 1, 2021, the Company announced the first set of results from its 25,000m resource expansion and infill drill program at the Eau Claire deposit. Highlights from drill holes outside of the defined resource included 6.04m of 11.56 g/t gold and 2.51m of 8.87 g/t gold.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

■ On January 25, 2021, the Company announced results from its first exploration drill hole targeting a 660m extension from the known resource at the deposit. The drill hole intercepted 3m of 2.59 g/t gold with a broader interval of 8m of 1.21 g/t gold at a drill depth of 643m to 651m.

Committee Bay:

■ On February 16, 2022, the Company announced results from the 2021 exploration program at the Raven prospect within its Committee Bay project in the Kitikmeot region of Nunavut. Highlights include drill intercepts of 9.18 g/t Au over 1.5 m and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150m to the south of the Raven structure that was drilled in this program. The reported intercepts have extended mineralization 160m down dip and 70m along strike from historical drilling at Raven.

■ On December 1, 2021. the Company announced results from the Three Bluffs deposit expansion drilling at its Committee Bay project in the Kitikmeot region of Nunavut. Drill hole 21TB-152 drilled 120m down dip from the currently defined resource at Three Bluffs targeting a prominent geophysical conductor. The hole intersected three discrete zones of high-grade gold mineralization over a 30m drill width, including 10.0m of 13.93 g/t gold, 3.0m of 18.67 g/t gold and 1.0m of 23.2 g/t gold.

3.2 Corporate highlights

■ On March 9, 2022, the Company announced the appointment of Bryan Atkinson, P.Geol, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to Chief Geological Officer, effective immediately. The Company also announced the resignation of Ms. Salisha Ilyas, VP, Investor Relations.

■ On February 25, 2022, the Company announced the completion of sale of the Homestake Ridge gold-silver project to Dolly Varden. Additionally, Forrester (“Tim”) Clark, Chief Executive Officer (“CEO”) and Michael Henrichsen, Chief Geological Officer of Fury, joined the Dolly Varden board.

■ On October 13, 2021, the Company announced the closure of the second and final tranche of its non-brokered private placement announced on September 22, 2021 (the “October 2021 Offering”). In aggregate, the Company issued a total of 7,461,450 Units and raised gross proceeds of CAD$5,596,088. Each Unit consists of one common share of Fury and one common share purchase warrant, entitling the holder to purchase one Common Share at a price of CAD$1.20 for a period of three years.

■ On September 13, 2021, the Company announced that it had entered into a royalty purchase agreement for the purchase of a 2% net smelter return royalty (“NSR”) on certain claims at its Homestake Ridge project in British Columbia. The purchase price was $400,000, payable 25% in cash and 75% in common shares of the Company.

■ On August 18, 2021, the Company appointed Tim Clark to the position of CEO and Director. Mr. Clark had previously been appointed to the Board on March 16, 2021 and brings 23 years of global capital markets experience with numerous major US, European and Canadian banks. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States and Canada, providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities and mining sectors.

■ On April 30, 2021, the Company announced the filing of a preliminary short form base shelf prospectus (the "Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission, whereby the Company will be permitted to offer up to $200 million of common shares, subscription receipts, warrants, and units or any combination thereof (the “Securities”) during the 25-month period that the Prospectus is effective. The final Prospectus was filed on May 10, 2021.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

Section 4: Projects overview

Indigenous and community relations

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all of its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike. The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

■	the provision of jobs and training programs

■	contracting opportunities

■	capacity funding for Indigenous engagement

■	sponsorship of community events

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

During 2021, employees and the board of directors took part in a multi-module accredited in-house learning program to facilitate the building of Indigenous cultural competency. Additionally, during the year ended December 31, 2021, the Company made three $5,000 donations to local communities in support of Nunavut Day.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

4.1 Quebec

Fury Gold holds 100% interests in the Eau Claire and Eastmain Mine projects as well as interests in nine other properties covering approximately 110,000 hectares in total within the Eeyou Istchee James Bay region of Quebec. The Company also holds a 38.12% joint venture interest in the ESJV, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations.

4.1.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are currently in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

In November 2020, Fury Gold commenced an ongoing initial 50,000m drill program at the Eau Claire project. The drill program consists of i) an infill phase focused on upgrading and expanding the current resource (“Infill Program”) and ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Expansion Program”). To date a total of 35,297 metres, or approximately 70% of the total program, have been drilled at Eau Claire. Due to the temporary pause on drilling at Eau Claire in the fourth quarter of 2021, while the Company awaited the influx of pending drillhole assay results, the remainder of the program is planned to be completed in 2022, however the timing is dependent upon positive drill results, market conditions, and the availability of funds. Subject to these conditions, the Company expects to incur approximately $8,000 of expenditures during 2022 at Eau Claire. The Company will need to raise additional funds in order to complete the remainder of the drilling program. There can be no assurances that Fury Gold will be able to obtain sufficient financing in the future, or that the terms of such financing will be favourable for the further exploration of the Eau Claire project.

Additionally, during the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six priority regional exploration targets (“Regional Exploration Program”).

Infill Program

The infill program at the Eau Claire deposit targeted the southeast margin of the existing inferred mineral resource, which is currently defined by 200,000 ounces (“oz”) at 12.2 g/t gold (using a 3.5 g/t gold cut-off grade). This drill program is designed to add ounces between defined resource blocks as well as potentially upgrade the resource category from inferred to indicated. To date, Fury Gold has drilled sixteen holes targeting the southeast margin of the Eau Claire Resource with nine drill holes intersecting resource grade and width or higher including: 23.27 g/t gold over 7.09m, 11.56 g/t gold over 6.04m, 59.3 g/t gold over 1m, 8.87 g/t gold over 3m, and 4.89 g/t gold over 2.94m.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

Expansion Program

Exploration drilling aims to significantly expand the Eau Claire deposit by testing a diverse set of targets: a 1km eastern down plunge extension, the Snake Lake mineralized structure and two targets to the west (‘Hinge’ and ‘Limb’, collectively “Western Extension”). All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. The potential for high-grade gold mineralization to continue down plunge and along strike to the east is supported by gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600m to 800m to the east of the existing limits of drilling at the Eau Claire deposit.

Target A

Target A is situated 100m to 300m down plunge from the limit of the current resource. The planned drill array represents a 200m to 500m down dip extension from the target area where historical drilling above the target area hosts intercepts of 1.0m of 12.6 g/t gold, 2.5m of 4.4 g/t gold, and 2.0m of 4.8 g/t gold. Collectively, these historical results are associated with both quartz tourmaline veins and secondary shear zone alteration and are interpreted to be vertically situated above the projected down plunge extension of the deposit but demonstrate the continuity of the mineralized system to the east of the current resource. Initial results returned from Target A, located 200m to 350m down plunge east of the deposit include 4.05 g/t gold over 0.5m, 2.41 g/t gold over 3.5m and 2.96 g/t gold over 1.5m. The drilling intersected zones of stacked quartz-tourmaline veins and associated quartz feldspar porphyry dykes along the Eau Claire deposit structure.

Target B

Target B is situated 500m to 700m down plunge from the limit of the current resource. The planned drill array represents a 400m to 700m down dip extension from historical drilling above the target area where there is a 20m-wide zone of alteration that is similar to that observed with secondary shear zones at the Eau Claire deposit. Importantly, gradient array IP chargeability data images the intersection of the primary shear zone and secondary shear zones that are associated with the extension of the Eau Claire deposit structure and the mineralized Snake Lake structure, respectively. Similar structural intersections at the Eau Claire deposit are associated with high-grade gold mineralization. Fury Gold completed four drill holes into Target B for a total of 4,434m. Results from these first holes include 1.0m of 15.30 g/t gold from 21EC-007, 1.5m of 8.83 g/t gold from 21EC-010, and 3.0m of 2.59 g/t gold from 20EC-006. The reported intercepts extend the Eau Claire deposit footprint by over 660m to the east. The Company is evaluating these initial results and planning additional drilling in the area.

Snake Lake

This structure is located 1.2km to the east of the Eau Claire deposit and has seen limited drilling. The Company drilled an initial three-hole test along the Snake Lake Structure successfully extending the known mineralization by 840m down dip and identifying a new zone of gold mineralization. A deep intersection in 21EC-010, 1.5m of 6.43 g/t gold, is located in the same structural and stratigraphic position as the Snake Lake mineralization. The intercept in 21EC-010 (Target B) is approximately 1,100m down plunge of the nearest Snake Lake drilling and has significantly opened up the exploration potential along this structural corridor. Results from the first holes include 0.5m of 94.10 g/t gold from 21EC-018, 0.5m of 19.60 g/t gold from 21SL-001, 5.0m of 2.85 g/t Au from 21SL-001 and 2.0m of 7.51 g/t Au from 21SL-001. Subsequently, the Company drilled a further eight holes with significant intercepts from these drill holes including 20.70 g/t Au over 1.5m in drill hole 21SL-008, 5.16 g/t Au over 2.50m in drill hole 21SL-003 and 7.14 g/t Au over 1.5m in drill hole 21SL-009. Collectively the mineralization intercepted in this round of drilling has expanded the shallow gold mineralization footprint within the Snake Lake structural corridor to over 950m of strike extent.

The reported intercepts of 7.14 g/t Au over 1.5m (21SL-009) and 4.36 g/t Au over 1.0m (21SL-006) are situated along the newly identified mineralized horizon located between the Eau Claire and Snake Lake structures, first recognized from drill hole 21SL-001. Gold mineralization along this newly identified structure, associated with quartz-feldspar porphyry dykes with abundant quartz-tourmaline veining similar to the Eau Claire style of mineralization, has now been intercepted over approximately 500m of strike. The remainder of the reported intercepts, including drill holes 21SL-008 and 21SL-003, are along the main Snake Lake structure at the contact between mafic volcanic and meta-sedimentary rocks where historical exploration focused on shallow mineralization. Fury’s technical team plans to target both structures with additional drilling in 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

Western Extension

The Western Extension hosts two targets identified at the western limit of the Eau Claire resource using structural and lithogeochemical modeling. Through the analysis of phosphorous/titanium ratios within drill core and surface samples along the Eau Claire deposit trend, the Company has been able to define two distinct basaltic units that collectively define two distinct stratigraphic positions associated within the 850 and 450 zones of mineralization, which was previously unrecognized. Fury Gold’s technical team has determined that the mineralized stratigraphic position of the 450 zone, which represents approximately 85% of the resource at Eau Claire, remains untested below the 850 Zone and provides an excellent opportunity to expand the deposit footprint on the western margin of the deposit. Four drill holes were completed which tested a portion of the Hinge target beneath the 850 zone. Results from these first holes include 1.5m of 8.50 g/t gold and 1.0m of 12.81 g/t gold from 21EC-032, 8.0m of 1.18 g/t Au from 21EC-031 and 3.0m of 9.36 g/t Au from 21EC-041. These initial results from the Hinge target are encouraging and the Company is planning additional drilling.

Two resource expansion holes were drilled to confirm the geometry of the Limb target. The Limb holes intersected up to eight stacked zones of gold mineralization associated with quartz tourmaline veining and quartz porphyry dykes in 21EC-026. The second drill hole, 21EC-028, intersected four zones of gold mineralization. Results from these holes include 4.96m of 2.71 g/t Au, 1.49m of 7.3 g/t Au, 3.49m of 3.21 g/t Au and 1.0m of 9.6 g/t Au from 21EC-026 and 4.97m of 2.60 g/t Au and 1.49m of 7.77 g/t Au from 21EC-028. Four Limb exploration holes were completed, and all holes intersected stacked zones of quartz tourmaline veining proximal to quartz porphyry dykes that are consistent with the mineralization at the Eau Claire Resource. Although no high-grade intercepts were encountered the hydrothermal system remains open. Results from these holes include 1.0m of 3.93 g/t Au from 21EC-038, 1.0m of 3.83 g/t Au from 21EC-039 and 1.5m of 5.31 g/t Au from 21EC-040.

Regional Exploration

Percival Prospect

The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 400m by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence. Historical geochemical surveys did not image the shallow gold mineralization represented by historical drill intercepts of 93.1m of 2.22 g/t gold, 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold and 2.0m of 8.47 g/t gold. An orientation survey, conducted in 2020 was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling. A recently completed survey covering 6.5km of prospective stratigraphy along the Percival trend identified 15 discrete gold anomalies with associated pathfinder elements (+/- As, Pb, Zn). Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

Previous surface exploration in the Percival and Caradoc area was focused on a highly magnetic folded iron formation identified from an airborne magnetics survey. An updated interpretation and geologic model of the 2018-2019 drilling data from the Percival prospect shows that gold mineralization is peripheral to the magnetic iron formation and not hosted in it.

Through the interpretation of the magnetics data and results from the biogeochemical survey, the Company identified a previously unrecognized structural control to the gold mineralization along the Percival trend. This structural trend is parallel to the regional fold hinge that links the Percival and Serendipity prospects. Gold mineralization appears to be concentrated along these newly identified structures where they intersect folded mafic volcanic stratigraphy along the east west limb of the regional fold proximal to the Cannard deformation zone. The Company commenced geophysical surveys in February 2022, which will be utilized to refine prospective drilling targets.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

Project Maintenance

The Company expects to incur approximately $314 in mineral claims expenditures in order to keep the property in good standing, payable every two years. During the year ended December 31, 2021, the Company made a cash payment in respect of certain mineral claims in Quebec of $266, with $144 recognized as a prepaid expense as at December 31, 2021 (December 31, 2020 – $65).

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P&E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada, filed on SEDAR on July 3, 2018).

4.1.2 ESJV

Fury Gold owns a 38.12% interest in the ESJV project and is the operator of the joint venture. Currently, the ESJV is held by Fury Gold, Azimut Exploration Inc. (23.77%), and Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont Corporation (38.11%).

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture with the majority of the exploration focused on the extension of the Cheechoo deposit through approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT zones. Notable drill intercepts include 6.0m of 49.50 g/t gold, which included 1.0m of 294 g/t gold.

In December 2020, Fury Gold announced the identification of large-scale gold in till anomalies on the Éléonore South property through a review of historic datasets. These targets were not previously drill tested. In September 2021 the ESJV initiated a field program designed to define drill targets at this till anomaly as well as to complete regional sampling in the southern portion of the project where no historical systematic sampling has been completed. Results from this ongoing program are anticipated in Q1 2022.

4.2 Nunavut

4.2.1 Committee Bay

The Committee Bay project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited.

The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt, are considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% NSR, and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 50 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization is strongly associated with arsenopyrite within sheared and altered gabbros as well as within quartz veins marking the contact between the gabbro and metasediments over a known strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Highlights include drill intercepts of 9.18 g/t gold (Au) over 1.5 metres (m) and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150m to the south of the Raven structure that was drilled in this program.

The reported intercepts have extended mineralization 160m down dip and 70m along strike from historical drilling at Raven. These results paired with the identification of a previously untested gold mineralized structure clearly indicate the significance of the Raven structure and shear zones in general, as exploration targets along the belt. Additional till sampling was completed at the Raven prospect to explore the entire length of the 8km shear zone to define new targets. The sampling has identified high-grade gold mineralization 150m south of the main Raven showing along an undrilled structure at the edge of an 8km long regional shear zone. Seven rock grab samples from outcrop returned results above 10 g/t Au with a peak of 32.9 g/t Au. Gold and arsenic in till now define a coherent 1,400m by 500m anomaly at Raven.

Three Bluffs Deposit

The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold’s primary target for 2021 at the Three Bluffs deposit was a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company completed a single drill hole that intersected 10.0m of 13.93 g/t Au, 3.0m of 18.67 g/t Au and 1.0m of 23.2 g/t Au. These intercepts are associated with a deformation zone within a meta-sediment unit that is underexplored at Three Bluffs.

Project Maintenance

The Company expects to incur approximately $112 in annual mineral claims expenditures in 2022, in order to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

4.2.2 Gibson MacQuoid

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

In 2021, the Company was successful in extending all reporting and expenditure requirements at Gibson MacQuoid for one year under the Nunavut Mining Recorder’s Office’s COVID-19 relief program.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

Section 5: Review of annual financial information

	Years ended December 31
	2021	2020
Loss from continuing operations	16,790	10,763
Loss from discontinued operations	-	3,490
Total comprehensive loss	16,790	14,230
Basic and diluted loss per share from continuing operations	$0.14	$0.13
Basic and diluted loss per share	$0.14	$0.18
Total assets	167,018	182,050

Year ended December 31, 2021, as compared to the year ended December 31, 2020

During the year ended December 31, 2021, the Company reported a total comprehensive loss of $16,790 and loss per share of $0.14 compared to a total comprehensive loss of $14,230 and loss per share of $0.18 for the year ended December 31, 2020. The significant drivers of changes in comprehensive loss were as follows:

Operating expenses

■	Exploration and evaluation costs increased to $15,355 for the year ended December 31, 2021, compared to $3,658 for the year ended December 31, 2020. The increase of $11,697 primarily reflects the drill programs at Eau Claire and Committee Bay which commenced in November 2020 and July 2021, respectively. In the prior year, exploration activity was limited by COVID-19 travel restrictions, with exploration activities primarily reflecting the commencement of the 50,000m drill program at Eau Claire in the fourth quarter of 2020; and reprocessing and reinterpretation of historic geophysical data from Committee Bay to develop targets for the 2021 drill program;

■	Fees, salaries, and other employment benefits decreased to $3,694 for the year ended December 31, 2021, as compared to $4,319 for the year ended December 31, 2020, primarily due to a decrease in bonus expense in 2021;

■	Insurance costs increased to $637 for the year ended December 31, 2021, as compared to $448 for the year ended December 31, 2020, primarily due to increased director and officer premiums, consistent with increases seen across the sector for dual-listed exploration stage companies;

■	Legal and professional fees increased to $1,983 for the year ended December 31, 2021, as compared to $562 for the year ended December 31, 2020, primarily due to fees incurred in respect of various regulatory filings including the Prospectus, which was filed in May 2021, the commencement of financing which resulted in the successful completion of the October 2021 Offering, and the initiation of the Dolly Varden transaction; and

■	Marketing and investor relations decreased to $1,093 for the year ended December 31, 2021, as compared to $1,322 for the year ended December 31, 2020, primarily due to higher consulting costs in 2020.

Other expenses and income

■	Unrealized net loss of $869 on the Company’s marketable securities for the year ended December 31, 2021, as compared to an unrealized net gain of $565 for the year ended December 31, 2020, reflecting a decline in the fair value of the Company’s marketable securities;

■	Realized net loss on marketable securities of $311 for the year ended December 31, 2021, as compared to $nil for the year ended December 31, 2020, reflecting the disposition of 1,581,177 common shares of Benz Mining for total cash proceeds of $1,000;

■	Amortization of flow-through premium increased to $4,520 for the year ended December 31, 2021, as compared to $453 for the year ended December 31, 2020, reflecting the exploration activity at Eau Claire during the year ending December 31, 2021; and

■	Total expense of $483 recognized during the year ended December 31, 2020, arising from the amendment and subsequent settlement of a bridge loan.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

Income tax refunded

■	The Company received $3,835 in refundable exploration tax credits during the year ended December 31, 2021 as compared to nil in the comparative year.

Loss from discontinued operations

■	Loss from discontinued operations was $nil for the year ended December 31, 2021, as compared to $3,490 for the year ended December 31, 2020, due to the transfer of the Peruvian operations to the Spincos in October 2020.

Summary of project costs

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2020	$125,354	$19,358	$16,060	$160,772
Purchase of Homestake Ridge Royalty	-	-	400	400
Option payment received	(260)	-	-	(260)
Disposition	(50)	-	-	(50)
Change in estimate of provision for site reclamation and closure	50	(219)	-	(169)
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693

■	In October 2021, the Company received an option payment of $260 from Benz Mining in respect of the option agreement for the Eastmain Mine and Ruby Hill properties, comprising of $150 cash and 174,658 common shares (year ended December 31, 2020 - $252, comprising of $150 cash and 124,177 shares) in Benz Mining with a fair value upon date of receipt of $110 (December 31, 2020 - $102);

■	In September 2021, the Company completed the purchase of a corporate 2% NSR on 14 mineral claims on the Homestake Ridge project for $400, comprising a $100 cash payment and 328,767 of common shares in the Company, with a fair value of $300; and

■	In July 2021, the Company sold certain mineral claims on the Radisson property for $50, payable in 18 months from date of purchase in either cash or common shares, at the election of the purchaser. Accordingly, $50 has been recognized as non-current accounts receivable.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

During the years ended December 31, 2021 and 2020, the Company’s exploration expenditures were:

	Quebec	Nunavut	British Columbia	Total	Peru(b)
Assaying	$2,502	$264	$21	$2,787	$-
Exploration drilling(a)	3,448	601	125	4,174	-
Camp cost, equipment and field supplies	1,280	377	124	1,781	-
Geological consulting services	481	312	3	796	-
Geophysical analysis	185	-	-	185	-
Permit, environment, and social	186	184	53	423	-
Expediting and mobilization	79	170	6	255	-
Salaries and wages	1,921	458	100	2,479	-
Fuel and consumables	462	30	-	492	-
Aircraft and travel	429	1,079	2	1,510	-
Share-based compensation	346	88	39	473	-
Total for the year ended December 31, 2021	$11,319	$3,563	$473	$15,355	$-

	Quebec	Nunavut	British Columbia	Total	Peru(b)
Assaying	$83	$118	$27	$228	$16
Exploration drilling	599	28	-	627	-
Camp cost, equipment and field supplies	163	245	28	436	340
Geological consulting services	124	2	194	320	291
Geophysical analysis	110	-	-	110	46
Permitting, environmental and community costs	-	54	69	123	1,372
Expediting and mobilization	-	5	-	5	10
Salaries and wages	506	369	116	991	543
Fuel and consumables	190	-	-	190	9
Aircraft and travel	98	-	2	100	53
Share-based compensation	383	116	29	528	212
Total for the year ended December 31, 2020	$2,256	$937	$465	$3,658	$2,892

(a)	Exploration drilling expense incurred at the Homestake Ridge project for the year ended December 31, 2021, comprised of the expensing of a drilling contract deposit of $125.

(b)

Peruvian operations were spun out to the Spincos as part of the October 2020 Transaction on October 9, 2020, and are disclosed as discontinued operations in the consolidated statements of loss and comprehensive loss and consolidated statement of cash flows.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

Section 6: Review of quarterly financial information

Three months ended:	Interest income	Loss from continuing operations	Loss from discontinued operations	Total Comprehensive loss	Loss per share ($/share)
December 31, 2021	$3	$298	$-	$298	$0.00
September 30, 2021	4	7,507	-	7,507	0.06
June 30, 2021	9	4,060	-	4,060	0.03
March 31, 2021	20	4,925	-	4,925	0.04
December 31, 2020	26	5,306	-	5,468	0.05
September 30, 2020	14	1,854	1,644	3,517	0.05
June 30, 2020	19	1,771	963	2,915	0.04
March 31, 2020	32	1,832	883	2,330	0.04

Three months ended December 31, 2021, compared to three months ended December 31, 2020

During the three months ended December 31, 2021, the Company reported a total comprehensive loss of $298 and loss per share of $0.00, compared to a total comprehensive loss of $5,468 and loss per share of $0.05 for the three months ended December 31, 2020. The significant drivers of changes in comprehensive loss were as follows:

Operating expenses:

■	Exploration and evaluation costs decreased to $1,408 for the three months ended December 31, 2021, as compared to $2,561 for the three months ended December 31, 2020, primarily due to reduced activity at Eau Claire in fourth quarter of 2021 as the Company paused drilling due to increasing delays in receipt of assay results. Exploration activity at Eau Claire resumed in February 2022;

■	Fees, salaries, and other employment benefits decreased to $694 for the three months ended December 31, 2021, as compared to $2,552 for the three months ended December 31, 2020, primarily due to a decrease in share-based compensation expense;

■	Legal and professional fees decreased to $151 for the three months ended December 31, 2021, as compared to $338 for the three months ended December 31, 2020, primarily due to higher legal expenses in the comparative period for compliance activities associated with the formation of Fury Gold, and commencement of the Prospectus process; and

■	Office and administration costs decreased to $95 for the three months ended December 31, 2021, as compared to $341 for the three months ended December 31, 2020, primarily due to the transition of the Toronto office to a remote working model.

Other expenses and income:

■	Unrealized net gain of $42 on the Company’s marketable securities for the three months ended December 31, 2021, as compared to an unrealized net gain of $526 for the three months ended December 31, 2020, due to a decline in the market value of the Company’s equity investments.

Income tax refunded

■	The Company received $2,118 in refundable exploration tax credits during the three months ended December 31, 2021, as compared to nil in the comparative year.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

Section 7: Financial position, liquidity, and capital resources

	Years ended December 31
	2021	2020
Cash	$3,259	$15,361
Restricted cash	130	165
Mineral property interests	160,693	160,772
Other assets	2,936	5,752
Current liabilities	5,116	11,295
Non-current liabilities	4,547	4,483

7.1 Financial position and liquidity

As at December 31, 2021, the Company had unrestricted cash of $3,259 (December 31, 2020 – $15,361), working capital deficit of $428 (December 31, 2020 – working capital surplus of $8,353), which the Company defines as current assets less current liabilities, and an accumulated deficit of $156,749 (December 31, 2020 – $139,959). The Company notes that the flow-through share premium liability, which reduced the Company working capital by $3,124 (December 31, 2020 – $7,644) is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs exploration expenditures in Quebec. Working capital excluding the flow-through premium liability was $2,696 (December 31, 2020 – working capital of $15,997).

Subsequent to year end, the Company completed the disposition of the Homestake Ridge project to Dolly Varden for total gross cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden.

During the year ended December 31, 2021, Fury Gold incurred a total comprehensive loss of $16,790 (December 31, 2020 – $14,230) and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

	Years ended December 31
Cash flows from continuing operations:	2021	2020
Cash used in operating activities	$(17,273)	$(9,457)
Cash used in investing activities	(186)	(15,366)
Cash provided by financing activities	5,357	43,958

During the year ended December 31, 2021, the Company used cash of $17,273 in operating activities from continuing operations compared to $9,457 during the year ended December 31, 2020. The cash outflow in 2021 was higher primarily due to exploration activities at Eau Claire and Committee Bay and increased employee-related and administrative costs associated with the formation of Fury Gold primarily during the first quarter of 2021. Additionally, legal and professional fees increased in respect of various regulatory filings, including the Prospectus, preparation for financing activity which resulted in the successful completion of the October 2021 Offering and the initiation of the Dolly Varden transaction.

During the year ended December 31, 2021, the Company used cash in investing activities from continuing operations of $186 compared to $15,366 during the year ended December 31, 2020. The significant decrease as compared to 2020 was primarily due to distribution of $12,781 of cash to the Spincos and acquisition related cash costs incurred in respect of the October 2020 Transaction.

For the year ended December 31, 2021, cash provided by financing activities of $5,357 consists of $152 proceeds from share option and warrant exercises and $5,385 of net proceeds from the October 2021 Offering, partially offset by rental payments arising from the Toronto office lease of $180. This compares to cash provided by financing activities of $43,958 for the year ended December 31, 2020, which primarily comprised of $36,235 of net proceeds from the February 2020 Offering and the September 2020 Offering, and $7,812 of net proceeds from option and warrant exercises.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18

Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at December 31, 2021, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2021
Accounts payable and accrued liabilities	$1,888	$-	$-	$1,888
Quebec flow-through expenditure requirements	7,290	-	-	7,290
Undiscounted lease payments	183	376	63	622
Total	$9,361	$376	$63	$9,800

The Company entered into a drilling contract in November 2020, for which the Company has committed to drill a total of 50,000 metres. As at December 31, 2021, the company remains obligated to drill a further 15,000 metres in Quebec. The expenditures for the remaining drilling metres will be applied against the flow-through expenditure requirements included in the table above.

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $441 were made during the year ended December 31, 2021, in respect of these mineral claims, with $144 recognized in prepaid expenses as at December 31, 2021 (December 31, 2020 – $65). The Company estimates that $167 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2022.

The Company will need to raise additional funds in order to meet the Company’s contractual commitments, including the flow-through expenditure in Quebec. There can be no assurances that Fury Gold will be able to obtain sufficient financing in the future, or that the terms of such financing will be favourable for the further exploration of the Eau Claire project.

7.2 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As a company focused on the acquisition and exploration of mineral properties, the Company does not generate revenues and thus finances its activities through equity and debt financings. The Company has not yet determined whether its properties contain economically recoverable ore reserves. The Company’s mineral property interests recorded on its statement of financial position reflect historical acquisition costs incurred, and while the carrying values are assessed at each reporting period for indicators of impairment, their recoverability is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue exploration of these assets, and ultimately on future profitable operations or the sale of such mineral properties.

The Company does not utilize off-balance sheet arrangements. Earn-in arrangements are not viewed as off-balance sheet arrangements, and there are no other commitments held by the Company at the balance sheet date other than as disclosed herein.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	19

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next six months at the Eau Claire project and short term contractual commitments, however, the Company will need to raise additional funds in order to meet the Company’s commitments due within 12 months as of the date of this MD&A, including the flow-through expenditure in Quebec. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

On May 10, 2021, the Company filed the final Prospectus which will permit the Company to offer up to $200 million of the Securities during the 25-month period that the Prospectus is effective. The Prospectus is expected to provide the Company with additional financial flexibility to raise capital, subject to favourable financing conditions.

7.2.1 Financings and use of proceeds

October 2021 offering

The Company closed the October 2021 Offering for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of CAD$1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

Share issue costs related to the October 2021 Offering totaled $211, which included $68 in commissions and $143 in other issuance costs. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.75 per share	7,461,450	$5,596
Cash share issue costs	-	(211)
Proceeds net of share issue costs	7,461,450	$5,385

The proceeds of October 2021 financing will fund exploration at Eau Claire and general working capital.

September 2020 offering

In September 2020, the Company issued 7,750,000 subscription receipts, which were exchanged for common shares of the Company pursuant to the arrangement to acquire Eastmain; the gross proceeds were held in escrow until the completion of the acquisition on October 9, 2020. Of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17,500 and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5,500  and exchanged for Fury Gold common shares.

	Number of common shares	Impact on share capital
Flow-through shares, issued at $3.50 per share	5,000,000	$17,500
Less: flow-through share premium liability	-	(7,500)
Common shares, issued at $2.00 per share	2,750,000	5,500
Cash share issue costs	-	(1,518)
Proceeds, net of share issue costs	7,750,000	$13,982

The proceeds of September 2020 flow-through financing funded the current exploration program at Eau Claire with the remaining non-flow-through financing used for corporate administrative activities.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	20

The flow-through funding and expenditures from the Company’s activities for the year ended December 31, 2021 and 2020, were as follows:

	Flow-through funding and expenditures				Flow-through
	Quebec	Nunavut	British Columbia	Total	premium liability
Balance at December 31, 2019	$-	$24	$-	$24	$7
Flow-through liability assumed	2,391	-	-	2,391	590
Flow-through funds raised	17,500	-	-	17,500	7,500
Flow-through eligible expenditures	(1,812)	(24)	-	(1,836)	(453)
Balance at December 31, 2020	$18,079	$-	$-	$18,079	$7,644
Flow-through eligible expenditures	(10,789)	-	-	(10,789)	(4,520)
Balance as at December 31, 2021	$7,290	$-	$-	$7,290	$3,124

Of the $10,789 (December 31, 2020 – $1,812) flow-through eligible expenditures incurred at the Company’s Quebec properties for the year ended December 31, 2021, $579 (December 31, 2020 – $1,812) was applied against the flow-through expenditure requirement acquired from Eastmain, extinguishing the assumed obligation. The flow-through expenditure commitment arising from the September 2020 Offering outstanding as at December 31, 2021, was $7,290 (December 31, 2020 – $17,500). The Company notes that further funding will be required to meet this obligation in full.

February 2020 private placement

In February 2020, the Company closed a non-brokered equity private placement for gross proceeds of $15,000  (the “2020 February Offering”) which was closed in two tranches and consisted of 6,333,984 common shares priced at $2.37 per share, and total insider participation of 183,686 shares for proceeds of $435. Share issue costs related to the February 2020 Offering totaled $247, which included $59 in commissions and $188 in other issuance costs.

A reconciliation of the impact of the February 2020 Offering on share capital was as follows:

	Number of common shares	Impact on share capital
Common shares, issued at $2.37 per share	6,333,984	$15,000
Cash share issue costs	-	(247)
Proceeds, net of share issue costs	6,333,984	$14,753

The 2020 February Offering was undertaken to allow the Company to meet its short-term liquidity needs, provide working capital to continue with exploration plans, and to repay the Bridge Loan in full, if required during 2020. As noted below, the Bridge Loan was converted into shares; therefore, cash settlement through use of the financing proceeds was not required.

Bridge loan, amendment and conversion

In 2019, the Company entered into a bridge loan for $3,000 with a private lender (the “Bridge Loan”). The Bridge Loan originally bore interest at 10%, payable annually or on repayment of the principal, and had a term of one year from the date of advancement. In February 2020, the Company amended the original Bridge Loan (“Amended Bridge Loan”) to provide mutual conversion rights to the lender and the Company, and also reduce the annual interest rate from 10% to 5% from the date of amendment. The Amended Bridge Loan was identified as a compound instrument. The Company used the residual method to determine the allocation of the Amended Bridge Loan between the liability and equity component by first determining the fair value of the debt ($2,912), discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component ($154). The loss on derecognition of the original Bridge Loan was $159.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	21

In July 2020, the Amended Bridge Loan was converted to 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share for the $3,000 principal loan and the $123 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, which accrued at a rate of 5% per annum, was then settled in cash to the lender. The loss on derecognition of the Amended Bridge Loan was $65.

7.2.2 Exercise of share options and warrants

During the year ended December 31, 2021, a nominal number of share options were exercised for gross proceeds of $5 and 101,042 shares were issued as a result of share warrants being exercised with a weighted average exercise price of $1.46 for gross proceeds of $147. An amount of $12 attributed to these share warrants was transferred from the equity reserves and recorded against share capital.

As at December 31, 2021, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	2,934,405	1.28	1.58	1,826,282	1.44	2.30
$2.05 – $5.31	3,686,324	2.35	3.22	2,987,575	2.42	3.08
$7.54 – $9.86	131,268	7.88	0.41	131,268	7.88	0.41
	6,751,997	2.00	2.45	4,945,125	2.21	2.72

Expiry date	Warrants outstanding	Exercise price ($/share)
March 6, 2022	189,613	1.11
March 9, 2022	222,577	1.11
September 12, 2022	337,813	2.96
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	8,211,453	1.27

On January 24, 2022, the Company granted 1,745,000 share options with an exercise price of $1.00 and an expiry term of five years.

As at March 23, 2022, there were 7,915,474 and 7,799,263 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.69 and $1.28, respectively.

7.3 Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at December 31, 2021: 125,720,950.

Number of common shares issued and outstanding as at March 23, 2022: 125,720,950.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	22

Section 8: Financial risk summary

As at December 31, 2021, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payables and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. Certain of the Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The remaining amount of the Company’s marketable securities were warrants held in respect of shares of other publicly traded entities. They were classified as level 2 of the fair value hierarchy and measured using an option pricing model.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, market risk and price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s 2021 consolidated financial statements.

Section 9: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

9.1 Related parties

Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common. On December 31, 2021, Mr. Ivan Bebek resigned as a director of UMS, with Mr. Steven Cook assuming sole directorship of UMS. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

	Years ended December 31
	2021	2020
Universal Mineral Services Ltd.
Exploration and evaluation costs:
Quebec	$151	$157
Nunavut	44	200
British Columbia	20	106
Peru	-	152
Fees, salaries and other employee benefits	116	284
Legal and professional fees	34	12
Marketing and investor relations	15	141
Office and administration	219	460
Project investigation costs	-	170
	$599	$1,682

The outstanding balance owing at December 31, 2021, was $142 (December 31, 2020 – $109) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at December 31, 2021 (December 31, 2019 – $150) and $56 in current prepaids (2020 – nil) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	23

During the year ended December 31, 2021, the Company sold certain IT equipment to UMS for total proceeds of $30. The proceeds have been credited against the services provided by UMS in the year.

On July 1, 2021, UMS commenced an office lease with a term of ten years, for which certain rent expenses will be payable by the Company. As at December 31, 2021, the Company expects to incur approximately $565 in respect of its share of future rental expense.

9.2 Key management personnel

Pursuant to the acquisition of Eastmain and the creation of Fury Gold in October 2020, key management personnel were redefined by the Company to include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).

The remuneration of the Company’s directors and other key management personnel was as follows:

	Years ended December 31
	2021	2020
Short-term benefits provided to executives (1)(2)	$982	$1,985
Directors’ fees paid to non-executive directors	204	313
Share-based payments (2)	1,206	1,998
Total (3)	$2,392	$4,296

(1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

(2)

As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the year ended December 31, 2021, $96 of short-term benefits (December 31, 2020 – $79), respectively, and $54 of share-based payment expense (December 31, 2020 – $283) were recognized in the consolidated statement of loss and comprehensive loss in respect of these transition arrangements.

(3)	The remuneration for key management personnel is the combined total for both continuing operations and the discontinued operation of the Peru properties transferred to the Spincos in October 2020.

Section 10: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statement of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	24

Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2021, the Company received a refund of $3,835, consisting of $3,736 principal and $99 interest, which was classified as income tax recovery on the consolidated statements of loss and comprehensive loss.

Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2021, the Company concluded that the Homestake Ridge project did not meet the criteria for classification as held for sale as management concluded that the sale was not highly probable at this time.

Business combinations versus asset acquisition

Determination of whether a set of assets acquired, and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired, and liabilities assumed include the inputs, substantive processes, and outputs necessary to constitute a business as defined in IFRS 3 – Business combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Eastmain did not meet the criteria of a business combination; therefore, the transaction was accounted for as an asset acquisition.

Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	25

The Company assessed whether the transfer of the Peruvian projects to the Spincos and distribution of all the shares of the Spincos to the Company’s shareholders resulted in a loss of control for the Company at the transaction date which would require the distribution of non-cash assets to be remeasured at fair value. The Company concluded that there was no change of common control because the shareholders retained their existing ownership of the Peruvian projects after the transfer; therefore, the distribution recognized in equity reflects the historical cost of the Peruvian assets.

Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i) Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by adjusting the reclamation asset and liability. Key assumptions included in the estimate of the reclamation obligations for the Company’s properties in Quebec and Nunavut were as follows:

	Years ended December 31
	2021	2020
Risk-free interest rate	1.68%	1.21%
Annual inflation	2.5%	2.0%

(ii) Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

	Years ended December 31
	2021	2020
Risk-free interest rate	0.91%	0.36%
Expected dividend yield	Nil	Nil
Share price volatility	67%	68%
Expected forfeiture rate	0%	0%
Expected life in years	4.90	4.90

(iii) Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statement of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	26

Section 11: Changes in accounting standards

Application of new and revised accounting standards

The Company has adopted the following amended accounting standards and policies effective January 1, 2021:

IBOR Reform and the Effects on Financial Reporting – Phase II

In August 2020, the Board issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases.

The Board issued amendments that complement those issued in 2019 and focus on the effects of the interest rate benchmark reform on a company’s financial statements that arise when, for example, an interest rate benchmark used to calculate interest on a financial asset is replaced with an alternative benchmark rate. The Phase 2 amendments apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships.

New and amended standards not yet effective:

Certain new accounting standards and interpretations have been issued but were not effective for the year ended December 31, 2021, and they have not been early adopted. The Company is currently assessing the new and amended standards’ impact on its consolidated financial statements; however, they are not expected to have a material impact on the Company’s current or future reporting periods.

Annual Improvements to IFRSs 2018-2020 Cycle

Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards and has an effective date of January 1, 2022:

IFRS 1 - First-time Adoption of International Financial Reporting Standards: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

IFRS 9 - Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognise a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 - Leases The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 – Agriculture: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	27

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income, or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted.

Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e., proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 – Inventories.

The amendments also clarify the meaning of “testing whether an asset is functioning properly”. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income or loss, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line items in the statement of comprehensive income or loss include such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted.

Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	28

The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the concept of changes in accounting estimates in the Standard was retained with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error
•	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	29

Section 12: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

As of December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2021.

Management’s Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

■	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2021, the Company's ICFR was effective.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedar.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Forrester A. Clark Chief Executive Officer and Director

March 23, 2022

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	30